Nocera Inc.

3F (Building B), No. 185, Sec. 1, Datong Rd., Xizhi Dist.

New Taipei City Taiwan 221, ROC

December 15, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Juan Grana

Re: Nocera Inc. Request for Acceleration

Registration Statement on Form S-1

File No. 333-290581

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Nocera Inc., a Nevada corporation (the “Company”), respectfully requests that the effective date of its registration statement on Form S-1 (File No. 333-290581) (the “Registration Statement”), be accelerated so that it will become effective at 5:00 p.m., Eastern Time, on Wednesday, December 17, 2025, or as soon thereafter as possible.

Once the Registration Statement is effective, please confirm the event with our counsel, Sichenzia Ross Ference Carmel LLP by calling Ross D. Carmel, Esq. at (646) 838-1310.

If you have any questions regarding this request, please contact Ross D. Carmel, Esq. of Sichenzia Ross Ference Carmel LLP at (646) 838-1310.

Very truly yours,

By: /s/ Andy Ching-An Jin

Name: Andy Ching-An Jin

Title: Chief Executive Officer

cc: Ross D. Carmel, Esq., Sichenzia Ross Ference Carmel LLP